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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Nine months ended September 30, 2012	Fiscal Years
		2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$905	$1,125	$(6,831)	$(13,247)	$(4,661)	$2,654
Fixed charges to add to earnings:
Interest expense	49	60	12	80	53	17
Rent interest factor(1)	289	410	394	462	392	273

Total fixed charges	338	470	406	542	445	290
Earnings before income taxes and fixed charges	$1,243	$1,595	$(6,425)	$(12,705)	$(4,216)	$2,944
Ratio of earnings to fixed charges(2)	3.7	3.4	(15.8)	(23.4)	(9.5)	10.2

(1)
Approximately one-third of rental expense is deemed representative of the interest factor.

(2)
For 2008, 2009 and 2010, our earnings were insufficient to cover fixed charges by $4.7 million, $13.2 million and $6.8 million, respectively.

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  Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)